UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

POTBELLY CORPORATION

(Name of Subject Company)

POTBELLY CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

73754Y 100

(CUSIP Number of Class of Securities)

Adiya Dixon

Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

500 W Madison St. Suite 1000

Chicago, Illinois 60661

(312) 951-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Potbelly Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 23, 2025.

The Schedule 14D-9 relates to the tender offer by Hero Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of RaceTrac, Inc., a Georgia corporation (“Parent” or “RaceTrac”), to purchase, subject to certain conditions, any and all of the outstanding Shares at a price of $17.12 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on September 23, 2025, by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Explanatory Note:

As described further below, in connection with the Offer and the Merger Agreement, two complaints have been filed as individual actions by purported stockholders of the Company in the Supreme Court of the State of New York, County of New York, alleging, among other things, that the defendants (the Company and the Board) omitted and/or misrepresented certain material facts relating to the transaction contemplated by the Merger Agreement in the Schedule 14D-9 filed by the Company on September 23, 2025. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations. The Company believes that the allegations in such complaints and demand letters are without merit. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9, as originally filed on September 23, 2025, disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions, and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the Transactions for the purposes of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the below paragraph after the first full paragraph under the section titled “Conflicts of Interest” on page 4 as follows:

Additionally, other than discussions or negotiations with respect to employment-related or compensation-related matters already disclosed in this Schedule 14D-9, prior to the execution of the Merger Agreement, there were no discussions or negotiations that occurred between Parent, Purchaser or their respective affiliates and any of the Company’s management, executive officers or directors with respect to post-closing employment, compensation or benefits.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold text to the below paragraphs under the section titled “Background of the Offer and Merger” on page 12 as follows:

On March 14, 2025, Company management sent RaceTrac a draft confidentiality agreement (the “Transaction Confidentiality Agreement”). On March 18, 2025, the Company entered into the Transaction Confidentiality Agreement with RaceTrac, which contained customary nondisclosure and nonuse provisions, as well as a customary standstill provision containing standard fall-away rights that permitted RaceTrac to make acquisition proposals at any time after the Company entered into a definitive agreement with a third party providing for a change of control transaction of the Company. Following execution of the Transaction Confidentiality Agreement, on March 19, 2025, representatives of RaceTrac sent to Mr. Wright and Mr. Cirulis a priority due diligence request list in order to facilitate RaceTrac’s preparation of a proposal for a potential transaction with the Company.

2.	By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 14 as follows:

On May 15, 2025, representatives of BofA sent representatives of Piper Sandler a preliminary, non-binding proposal to acquire all Shares for $13.50 per share in cash (the “May Offer”). The May Offer was subject to an eight-week exclusivity period, requested a six-week timeline for RaceTrac to complete its due diligence review of the Company and indicated that there would be no financing contingency in the definitive transaction agreement as the acquisition would be funded using cash on hand and existing debt facilities. The May Offer did not include reference to any post-closing arrangement, treatment of Company equity awards or other employment or retention matters with respect to the Company’s employees. Representatives of Piper Sandler promptly shared the May Offer with senior management of the Company, who subsequently shared the May Offer with the Board of Directors.

3.	By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 15 as follows:

On July 17, 2025, representatives of BofA sent representatives of Piper Sandler a revised non-binding proposal to acquire all Shares for $16.35 per share in cash (the “July 17 Offer”). The July 17 Offer was subject to a six-week exclusivity period, requested a six-week timeline for RaceTrac to complete its due diligence review of the Company and reiterated that there would be no financing contingency in the definitive transaction agreement as the acquisition would be funded using cash on hand and existing debt facilities. The July 17 Offer did not include reference to any post-closing arrangement, treatment of Company equity awards or other employment or retention matters with respect to the Company’s employees. Representatives of Piper Sandler promptly shared the July 17 Offer with senior management of the Company, who subsequently shared the July 17 Offer with the Board of Directors.

4.	By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 16 as follows:

On July 30, 2025, representatives of BofA sent representatives of Piper Sandler a revised non-binding proposal to acquire all Shares for $17.12 per share in cash (the “July 30 Offer”). BofA indicated that the July 30 Offer was RaceTrac’s “best and final” offer. The July 30 Offer was subject to a five-week exclusivity period, requested a five-week timeline for RaceTrac to complete its due diligence review of the Company, reiterated that there would be no financing contingency in the definitive transaction agreement, and included a requirement that the Company agree to include a non-solicitation provision, subject to a customary fiduciary exception, with a Company termination fee equal to 3.5% of the transaction’s equity value in the definitive agreement providing for a transaction. The July 30 Offer expressly rejected the Company’s request for expense reimbursement in the July Counterproposal. The July 30 Offer did not include reference to any post-closing arrangement, treatment of Company equity awards or other employment or retention matters with respect to the Company’s employees. Representatives of Piper Sandler promptly shared the July 30 Offer with senior management of the Company, who subsequently shared the July 30 Offer with the Board of Directors.

5.	By adding the bold text to the below tables under the section titled “Certain Unaudited Prospective Financial Information” on page 27 as follows:

In March 2025, the Company’s management provided the Board of Directors and Piper with prospective financial projections covering the Company’s preliminary actual financial results through the first fiscal quarter of fiscal year 2025 and estimates of management’s expectations for the second through fourth fiscal quarters of fiscal year 2025 and each fiscal year from 2026 through 2029 (the “Preliminary Projections”). The Preliminary Projections were subsequently provided to RaceTrac in April 2025 in connection with its due diligence review of a potential transaction with the Company. The Preliminary Projections are summarized below:

($ in millions)	2025E	2026E	2027E	2028E	2029E
Total Revenue	$487.1	$527.1	$584.6	$652.7	$725.4
Shop-level operating expenses(4)	$392.5	$418.9	$455.0	$497.0	$540.7
General and administrative expenses	$64.2	$70.6	$80.4	$91.6	$102.4
Pre-opening costs	$0.2	$0.4	$0.5	$0.5	$0.5
Non-controlling interest	$1.2	$1.2	$1.2	$1.2	$1.2
Adjusted EBITDA(1)	$28.9	$36.0	$47.6	$62.4	$80.5
Depreciation and amortization	$11.2	$15.3	$17.6	$20.0	$22.4
Impairments, disposals and closures	$2.0	$2.0	$2.0	$2.1	$2.1
Adjusted Operating Income(2)	$15.7	$18.7	$27.9	$40.4	$56.0
Free Cash Flow(3)	$(2.4)	$(0.4)	$12.1	$23.9	$32.2

(1)

“Adjusted EBITDA” is defined as net income attributable to Potbelly Corporation plus income tax (benefit) expense, plus interest expense, plus depreciation expense, and plus impairment, loss on disposal of property and equipment and shop closures, plus loss (gain) on franchise growth acceleration initiatives activities, plus legal settlements, and plus strategic initiative costs.

(2)	“Adjusted Operating Income” represents Adjusted EBITDA less depreciation and amortization expense and less impairment, loss on disposal of property and equipment and shop closures.
(3)

“Free Cash Flow” represents Adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital. Free Cash Flow was calculated by the Company’s financial advisor based on the Projections provided by the Company’s management.

(4)	Shop-level operating expenses consist of food, beverage and packaging costs, labor and related expenses, occupancy expenses, other operating expenses, and excludes depreciation expense.

Following the end of the Company’s second fiscal quarter of fiscal year 2025, the Company provided the Board of Directors, Piper Sandler and RaceTrac in August 2025 with updated prospective financial projections, which incorporated the Company’s actual financial results through the second fiscal quarter of fiscal year 2025 and updated estimates of management’s expectations for the third and fourth fiscal quarters of fiscal year 2025, as well as revised estimates of management’s expectations for each fiscal year from 2026 through 2029 (the “Updated Projections”). As directed by the Board of Directors, Piper Sandler used the Updated Projections in connection with its financial analyses and opinion. The Updated Projections are summarized below:

($ in millions)	LTM Q2 2025A	2025E	2026E	2027E	2028E	2029E
Total Revenue	$469.1	$483.1	$522.5	$580.7	$648.5	$720.7
Shop-level operating expenses(4)	$380.8	$387.9	$414.0	$450.7	$492.5	$536.0
Adjusted general and administrative expenses(5)	$59.1	$64.3	$70.9	$80.6	$91.8	$102.6
Pre-opening costs	$0.3	$0.4	$0.5	$0.6	$0.6	$0.6
Non-controlling interest	$1.3	$1.3	$1.3	$1.3	$1.3	$1.3
Adjusted EBITDA(1)	$27.6	$29.2	$35.9	$47.6	$62.4	$80.4
Depreciation and amortization	$14.3	$15.6	$18.7	$20.0	$21.3	$22.6
Impairments, disposals and closures	$0.9	$1.3	$2.0	$2.0	$2.1	$2.1
Adjusted Operating Income(2)	$12.4	$12.3	$15.2	$25.6	$39.1	$55.6
Free Cash Flow(3)	$1.5	$(1.6)	$(1.5)	$12.3	$25.8	$32.2

(1)

“Adjusted EBITDA” is defined as net income attributable to Potbelly Corporation plus income tax (benefit) expense, plus interest expense, plus depreciation expense, and plus impairment, loss on disposal of property and equipment and shop closures, plus loss (gain) on franchise growth acceleration initiatives activities, plus legal settlements, and plus strategic initiative costs.

(2)	“Adjusted Operating Income” represents Adjusted EBITDA less depreciation and amortization expense and less impairment, loss on disposal of property and equipment and shop closures.
(3)

“Free Cash Flow” represents Adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital. Free Cash Flow was calculated by the Company’s financial advisor based on the Projections provided by the Company’s management.

(4)	Shop-level operating expenses consist of food, beverage and packaging costs, labor and related expenses, occupancy expenses, other operating expenses, and excludes depreciation expense.
(5)	General and administrative expenses adjusted for legal settlements and strategic initiatives costs.

6.	By adding the bold text and deleting the strikethrough text to the below paragraphs under the section titled “Selected Public Companies Analysis” on pages 32-33 as follows:

Piper Sandler reviewed certain publicly available financial, operating and stock market information of the Company and the following selected U.S. publicly traded companies in the limited service restaurant industry that Piper Sandler deemed relevant. Piper Sandler selected companies based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	companies that have a market capitalization greater than $100.0 million

•	companies that have estimated calendar year 2025 EBITDA less than $300.0 million; and

•	companies that have estimated calendar year 2025 year-over-year unit growth rates less than 15.0%.

Based on these criteria, Piper Sandler identified and analyzed the following five selected companies and corresponding financial data:

~~•~~	~~El Pollo Loco Holdings, Inc.~~

~~•~~	~~Jack in the Box Inc.~~

~~•~~	~~Krispy Kreme, Inc.~~

~~•~~	~~Papa John’s International, Inc.~~

~~•~~	~~Portillo’s Inc.~~

$ in millions, except per share data	Closing Share Price 09/08/25	Fully Diluted
		Equity Value	Enterprise Value	EV / EBITDA (1)
Company				CY 2025E (2)	CY 2026E (2)
Papa John’s International, Inc.	$49.69	$1,660	$2,410	12.2x	11.0x
Krispy Kreme, Inc.	$3.15	$566	$1,527	14.8x	12.0x
Portillo’s Inc.	$6.60	$512	$841	9.0x	8.3x
Jack in the Box Inc.	$19.85	$387	$2,047	7.8x	7.6x
El Pollo Loco Holdings, Inc.	$10.51	$324	$385	6.7x	6.4x

Minimum				6.7x	6.4x
Quartile 1				7.8x	7.6x

Mean				10.1x	9.0x
Median				9.0x	8.3x

Quartile 3				12.2x	11.0x
Maximum				14.8x	12.0x

(1)	Represents EBITDA adjusted for certain non-recurring items and shown burdened for stock based compensation
(2)	Per Wall Street Consensus estimates

7.	By adding the bold text and deleting the strikethrough text to the below paragraphs under the section titled “Selected Precedent Transactions Analysis” on pages 33-34 as follows:

Piper Sandler reviewed precedent transactions involving target companies in the U.S. limited service restaurant industry that Piper Sandler deemed relevant. Piper Sandler selected these transactions based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	transactions in which the acquiring company purchased a controlling interest of the target;

•	transactions that were announced or completed between January 1, 2015 and the date of Piper Sandler’s opinion and subsequently closed or were in process of closing;

•	targets with transaction enterprise values greater than $100.0 million;

•	targets with LTM EBITDA less than $300.0 million; and

•	targets that have year-over-year unit growth rates less than 15.0% at the time of transaction.

Based on these criteria, Piper Sandler identified and analyzed the following 18 selected transactions ~~ordered by recency~~:

~~Target~~	~~Acquiror~~
~~Philz Coffee~~	~~Freeman Spogli & Co.~~
~~Fiesta Restaurant Group~~	~~Authentic Restaurant Brands~~
~~Del Taco Restaurants~~	~~Jack in the Box~~
~~Firehouse Restaurant Group~~	~~Restaurant Brands International~~
~~The Habit Restaurants~~	~~Yum! Brands~~
~~Papa Murphy’s Holdings~~	~~MTY Food Group~~
~~Global Franchise Group~~	~~Lion Capital, Serruya Private Equity~~
~~Bojangles’~~	~~Durational Capital, The Jordan Company~~
~~Sonic Corp.~~	~~Inspire Brands~~
~~Zoe’s Kitchen~~	~~CAVA Group~~
~~Jamba~~	~~FOCUS Brands~~
~~Qdoba Restaurant Corporation~~	~~Apollo Global Management~~
~~Cafe Rio Mexican Grill~~	~~Freeman Spogli & Co.~~
~~Checkers & Rally’s Restaurants~~	~~Oak Hill Capital Partners~~

~~Popeyes Louisiana Kitchen~~	~~Restaurant Brands International~~
~~Kahala Brands~~	~~MTY Food Group~~
~~Krispy Kreme Doughnuts~~	~~JAB Holding Company~~
~~Del Taco Holdings~~	~~Levy Acquisition Corp~~

$ in millions
Date		Acquiror	Target	Enterprise Value	Enterprise Value / LTM EBITDA (1)
Announced	Effective
08/04/25	08/06/25	Freeman Spogli & Co.	Philz Coffee (2)	$145
08/07/23	10/30/23	Authentic Restaurant Brands	Fiesta Restaurant Group	$193	8.3x
12/06/21	03/08/22	Jack in the Box	Del Taco Restaurants	$573	11.0x
11/15/21	12/15/21	Restaurant Brands International	Firehouse Restaurant Group	$1,000	20.0x
01/06/20	03/18/20	Yum! Brands	The Habit Restaurants	$385	11.8x
04/11/19	05/23/19	MTY Food Group	Papa Murphy’s Holdings	$186	8.4x
11/20/18	11/20/18	Lion Capital, Serruya Private Equity	Global Franchise Group	$400	8.6x
11/06/18	01/28/19	Durational Capital, The Jordan Company	Bojangles’	$754	11.1x
09/25/18	12/07/18	Inspire Brands	Sonic Corp.	$2,307	16.1x
08/16/18	11/21/18	CAVA Group	Zoe’s Kitchen	$298	16.3x
08/02/18	09/13/18	FOCUS Brands	Jamba	$203	15.1x
12/19/17	03/21/18	Apollo Global Management	Qdoba Restaurant Corporation	$305	5.3x
09/07/17	09/07/17	Freeman Spogli & Co.	Cafe Rio Mexican Grill	$280	13.2x
03/23/17	04/25/17	Oak Hill Capital Partners	Checkers & Rally’s Restaurants	$525	11.0x
02/21/17	03/27/17	Restaurant Brands International	Popeyes Louisiana Kitchen	$1,814	20.9x
05/25/16	07/26/16	MTY Food Group	Kahala Brands	$327	10.5x
05/09/16	07/27/16	JAB Holding Company	Krispy Kreme Doughnuts	$1,306	16.9x
03/12/15	06/30/15	Levy Acquisition Corp.	Del Taco Holdings	$500	8.2x

Minimum				$145	5.3x
Quartile 1				$285	9.1x

Mean				$639	12.5x
Median				$392	11.3x

Quartile 3				$709	15.8x
Maximum				$2,307	20.9x

(1)	Represents EBITDA adjusted for disclosed non-recurring items and burdened for stock based compensation
(2)	Represents proprietary multiple

8.	By adding the bold text and deleting the strikethrough text to the below paragraphs under the section titled “Discounted Cash Flow Analysis” on page 34 as follows:

Using a discounted cash flows analysis, Piper Sandler calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected unlevered free cash flows from second half of fiscal 2025 (consisting of the third and fourth fiscal quarters of fiscal 2025) to fiscal year 2029, discounted back to June 29, 2025 (the end of the Company’s second fiscal quarter 2025), based on the Updated Projections furnished to Piper Sandler by the Company, and (ii) a terminal value at fiscal year 2029 based upon EBITDA exit multiples, discounted back to June 29, 2025. The unlevered free cash flows for each year were calculated from the Updated Projections as indicated in the table below~~: adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital~~.

$ and shares in millions, except per share data
	Projected (1)(2)
Fiscal Year Ending December	2H 2025	2026	2027	2028	2029
Public Company Adj. EBITDA (3)	$17.4	$35.9	$47.6	$62.4	$80.4
Dark Rent Expense & Shop Closure Costs	(0.5)	(0.9)	(0.9)	(0.7)	(0.4)
D&A Expense & Other Non-Cash Charges (4)	(8.7)	(20.4)	(21.8)	(23.1)	(24.4)

Operating Income	8.2	14.5	24.9	38.6	55.5
Income Taxes (5)	(0.3)	(0.7)	(1.2)	(1.9)	(13.2)

After-Tax Operating Income	8.0	13.8	23.7	36.8	42.3
Non-Cash Rent	(0.5)	(1.0)	(1.0)	(1.0)	(1.0)
D&A Expense & Other Non-Cash Charges (4)	8.7	20.4	21.8	23.1	24.4
Net Capital Expenditures	(14.7)	(36.1)	(33.7)	(34.4)	(35.0)
(Inc.) / Dec. in Working Capital	0.4	1.3	1.4	1.4	1.5

Free Cash Flow	1.9	(1.5)	12.3	25.8	32.2
Terminal Value of Future Cash Flows	—	—	—	—	911.7

Total Cash Flow	$1.9	($1.5)	$12.3	$25.8	$943.9

(1)	Projected financial data prepared by Company management
(2)	6-month stub period ending December, all years discounted back to 06/29/25 using a mid-period convention
(3)	Represents EBITDA adjusted for certain non-recurring items and burdened for stock based compensation
(4)	Inclusive of impairments and gain/loss on asset disposals
(5)	Assumes a 24.0% effective tax rate less use of $72.0M federal & state net operating loss balance as of FYE 2024 per Company management

9.	By adding the bold text and deleting the strikethrough text to the below paragraphs under the section titled “Information About Piper Sandler” on page 38 as follows:

Piper Sandler acted as a financial advisor to the Company in connection with the Merger and will receive a fee, currently estimated to be approximately $6.9 million from the Company. A significant portion of Piper Sandler’s fee (approximately $5.9 million) is contingent upon consummation of the Merger, and $1.0 million of such fee has been earned by Piper Sandler for rendering its fairness opinion and an additional $50,000 was earned by Piper Sandler in the form of a non-refundable retainer fee, both of such amounts have been paid by the Company to Piper Sandler and ~~is~~ are creditable against the total fee. The opinion fee was not contingent upon the consummation of the Merger or the conclusions reached in Piper Sandler’s opinion. The Company has also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with its services. Other than as described above, within the past three years, Piper Sandler has not performed any investment banking services or received investment banking fees from the Company, RaceTrac or Purchaser. Piper Sandler is currently engaged as financial advisor for the Company and the Board of Directors in connection with the Company’s review of strategic alternatives. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to the Company or the Parent or entities that are affiliated with the Company or the Parent, for which Piper Sandler would expect to receive compensation.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the sentence under the section titled “Legal Proceedings” on page 45 and replacing it with the following paragraphs:

In connection with the Offer and Merger Agreement, two complaints have been filed as individual actions in the Supreme Court of the State of New York, County of New York and are captioned Eric Miller v. Potbelly Corporation, et. al., Index No. 655857/2025 (filed October 1, 2025) (the “Miller Complaint”) and Thomas Lewis vs. Potbelly Corporation, et. al., Index 655886/2025 (filed October 2, 2025) (the “Lewis Complaint” and, together with the Miller Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and the Board) omitted and/or misrepresented certain material facts relating to the transaction contemplated by the Merger Agreement from the Schedule 14D-9 filed by the Company on September 23, 2025. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or punitive damages and (iii) an award of plaintiff’s fees and expenses of the action, including reasonable attorneys’ and expert fees and expenses. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations.

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints lack merit. Additional complaints or demand letters may be filed against or received by the Company, the Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional complaints or demand letters.

2.	By deleting the second and third paragraphs under the section titled “Antitrust Compliance” on page 46 in their entirety and replacing them with the following paragraph:

Each of the Company and Parent filed a Notification and Report Form under the HSR Act with respect to the Transactions with the Antitrust Division and the FTC on September 26, 2025. The waiting period under the HSR Act will expire on October 14, 2025, at 11:59 p.m., New York City time and the Company and RaceTrac have requested “early termination” of such waiting period. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if Parent voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues to Parent a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when Parent has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of the Company and/or RaceTrac. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POTBELLY CORPORATION

	By:	/s/ Steven Cirulis
	Name:	Steven Cirulis
	Title:	Senior Vice President, Chief Financial Officer & Chief Strategy Officer

Dated: October 10, 2025